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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549



                              AMENDMENT NO. 4

                                    TO
                              SCHEDULE 13E-4
                       Issuer Tender offer Statement
   (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


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                             The Limited, Inc.
               (Name of issuer and person filing statement)
                       Common Stock, $.50 par value
                      (Title of class of securities)
                                 53271610
                   (CUSIP number of class of securities)


                              SAMUEL P. FRIED
                    Vice President and General Counsel
                             THE LIMITED, INC.
                           Three Limited Parkway
                              P.O. Box 16000
                           Columbus, Ohio 43230
                         Telephone: (614) 415-7000
               (Name, address and telephone number of person
             authorized to receive notices and communications
                 on behalf of the person filing statement)


                                Copies to:
                              DAVID L. CAPLAN
                           DAVIS POLK & WARDWELL
                           450 Lexington Avenue
                         New York, New York 10017
                              (212) 450-4000


                              April 15, 1998
  (Date tender offer first published, sent or given to security holders)


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               This Amendment No. 4 amends and supplements the Schedule 13E-4
Issuer Tender Offer Statement (the "Statement") filed April 15, 1998 (and amended April 16, April 21 and May 7, 1998) by The Limited, Inc., a Delaware corporation ("The Limited"), relating to an offer by The Limited to exchange up to 43,600,000 shares of Class A common stock, par value $.01 per share (the "A&F Common Stock"), of Abercrombie & Fitch Co. ("A&F"), which The Limited owns, for shares of common stock, par value $.50 per share (the "Limited Common Stock"), of The Limited upon the terms and subject to the conditions stated in the Offering Circular--Prospectus dated April 15, 1998 (the "Offering Circular--Prospectus") and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offering Circular--Prospectus, constitute the "Exchange Offer"). The purpose of this Amendment is to add, as Exhibit (a)(15) to the Statement, the press release of The Limited dated May 14, 1998 announcing the successful completion of the Exchange Offer.


               Terms defined in the Offering Circular--Prospectus and not separately defined herein shall have the meanings specified in the Offering Circular--Prospectus.

Item 8. Additional Information.

               Item 8(e) is hereby amended by adding the following:


               On May 14, 1998, The Limited issued a press release announcing the successful completion of the Exchange Offer which is attached as Exhibit
(a)(15).


Item 9. Material to be Filed as Exhibits.

               Item 9 is hereby amended by the addition of the following
Exhibits:


               (a)(15) Press release of The Limited dated May 14, 1998




                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   The Limited, Inc.




                                   By: /s/ Kenneth B. Gilman
                                       -------------------------------
                                       Kenneth B. Gilman
                                       Vice Chairman and
                                       Chief Administrative Officer


Dated:  May 14, 1998




                               EXHIBIT INDEX

Exhibit
 Number                             Description
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(a)(15)                Press release of The Limited dated May 14, 1998